UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             PHASE III MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Caribbean Stem Cell Group, Inc.
                              Box 800982-00780-0982
                         Cotto Laurel, Puerto Rico 00780
                                  787-259-8181
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                         Caribbean Stem Cell Group, Inc.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   Puerto Rico
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:          13,541,666*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:     13,541,666*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  13,541,666*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   19.6%**
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   CO
--------------------------------------------------------------------------------

* Includes warrants to purchase 7,291,666 shares of common stock, par value $.001 per share (the "Common Stock"), of the Phase III Medical, Inc. (the "Company"), which warrants are exercisable within sixty days.

** Based upon information provided by the Company, as of December 2, 2005, there were issued and outstanding 69,052,196 shares of Common Stock.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 South Service Road, Suite 120, Melville, New York 11747.


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by Caribbean Stem Cell Group, Inc., a corporation formed under the laws of Puerto Rico ("CSCG"). The business address of CSCG is Box 800982-00780-0982, Cotto Laurel, Puerto Rico, 00780.

          CSCG is a privately held corporation formed for the purposes of effecting the transactions described in this Schedule 13D. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of CSCG, each person controlling CSCG, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of CSCG, in each case as of the date hereof.

          During the past five years, neither CSCG, nor to CSCG's knowledge, any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither CSCG, nor to CSCG's knowledge, any person or entity named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          As set forth below in Item 4 in more detail, on November 28, 2005, the Company and CSCG entered into a subscription agreement for the purchase of common stock of the Company and for warrants to purchase the Company's common stock for an aggregate purchase price of $500,000. All funds used by CSCG to purchase common stock and warrants have come from the assets of CSCG.


Item 4.   Purpose of Transaction
          ----------------------

          On November 28, 2005, the Company and CSCG entered into a subscription agreement (the "Agreement"), attached hereto as Exhibit 1, for the purchase of shares of the Company's common stock par value $0.001 per share (the "Common Stock") and for warrants to purchase Common Stock. Pursuant to the Agreement, CSCG purchased 6,250,000 shares of Common Stock at a purchase price of $0.08 per share, for aggregate consideration of $500,000. CSCG was also granted two warrants (the "Warrants") to purchase an aggregate of $500,000 worth of Common Stock. Both Warrants are exercisable immediately upon the date of grant. The first warrant is exercisable for $0.12 per share, for an aggregate of 4,166,666 shares of Common Stock, and expires thirty days from the date of grant. The second warrant is exercisable for $0.16 per share for an aggregate of 3,125,000 shares of Common Stock, and expires on January 31, 2006. Upon the exercise of both warrants, CSCG has the ability to obtain in the aggregate 13,541,666 shares of Common Stock. The acquisition of the securities by CSCG described herein is for investment purposes.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based on information provided by the Company, as of December 2, 2005, there were 69,052,196 shares of Common Stock outstanding. As of such date, CSCG beneficially owned 13,541,666 shares of Common Stock, or 19.6% of the outstanding shares of Common Stock. CSCG has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares.

          Except as described above and in Item 4 of this Schedule 13D, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by CSCG, any person or entity named in Schedule A hereto, or any person or entity controlled by CSCG or any person or entity for which CSCG possesses voting control over the securities thereof. During such sixty-day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by CSCG, any person or entity named in Schedule A hereto, or any person or entity controlled by CSCG or any person or entity for which CSCG possesses voting control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
           ---------------------------------------------------------------------

          Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between CSCG or any person or entity named in Schedule A hereto, and any other individual or entity.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Subscription Agreement, dated November 28, 2005, between Caribbean Stem Cell Group, Inc. and Phase III Medical, Inc.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2005


                                              CARIBBEAN STEM CELL GROUP, INC.


                                              By: /s/ Armando Munoz
                                                 -------------------------------
                                                  Armando Munoz, M.D., President




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   Schedule A
                                   ----------


Dr. Armando Munoz
Title:  Director, Chief Executive Officer and President
Address:  Box 800982-00780-0982
          Cotto Laurel, Puerto Rico, 00780
Occupation:  Self-Employed
Name and Address of Employer:  see above
Citizenship:  Puerto Rico

Antonio Munoz
Title:  Vice President
Address:  Box 800982-00780-0982
          Cotto Laurel, Puerto Rico, 00780
Occupation:  Self-Employed
Name and Address of Employer:  see above
Citizenship:  Puerto Rico

Antonio Munoz, Jr.
Title:  Treasurer, Secretary
Address:  Box 800982-00780-0982
          Cotto Laurel, Puerto Rico, 00780
Occupation:  Self-Employed
Name and Address of Employer:  see above
Citizenship:  Puerto Rico

                                                                       Exhibit 1
                                                                       ---------


                             Phase III Medical, Inc.
                             -----------------------

                             SUBSCRIPTION AGREEMENT
                             -----------------------


     This SUBSCRIPTION AGREEMENT (this "Agreement"), dated as of November 28, 2005, is by and between Phase III Medical, Inc., a Delaware corporation (the "Company"), and the investor set forth on the signature page hereto (the "Investor").

     WHEREAS, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company, shares of common stock, $0.001 par value per share, of the Company (the "Common Stock"), upon and subject to the terms and conditions hereinafter set forth.

     WHEREAS, the Company desires to issue to Investor in conjunction with the sale of the shares of Common Stock, warrants (the "Warrants") to purchase shares of Common Stock.

     NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

     1.  Purchase and Sale of the Shares; Issuance of the Warrant.

          1.1. Agreement to Sell and Purchase Shares; Issuance of Warrants. Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Investor and the Investor agrees to purchase from the Company, at the Closing (as defined below), such number of shares of Common Stock as set forth on the signature page to this Agreement (the "Shares"), for an aggregate purchase price as set forth on the signature page to this Agreement (the "Purchase Price"), payable in immediately available funds at the Closing. In connection with Investor's purchase of the Shares, Investor shall be issued Warrants as described on the signature page to this Agreement.

          1.2.  Delivery of Shares; Legend.

                (a) As soon as reasonably practicable after the Closing, the Company shall deliver to the Investor one or more certificates, registered in the name of the Investor, representing the Shares and a certificate representing the Warrants. Delivery shall be made against receipt by the Company of a check payable to the order of the Company or a wire transfer of U.S. funds to an account designated by the Company in the full amount of the Purchase Price.

                (b) The certificates representing the Shares, the Warrants and the shares of Common Stock underlying the Warrants (the "Warrant Shares") delivered and any securities issued in exchange for or in respect thereof, shall bear a legend to the following effect.

                         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE SECURITIES LAWS."

          1.3. Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place on the date hereof at the offices of the Company.

     2.  Representations, Warranties and Covenants of the Investor.

          2.1. Authorization; Enforceability. If not an individual, (i) the Investor has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and (ii) the execution and delivery by the Investor of this Agreement, and the consummation by the Investor of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Investor. If an individual, the Investor is
(i) a bona fide resident of the state contained in the address set forth as the Investor's home address on the signature page to this Agreement, (ii) at least 21 years of age and (iii) legally competent to execute this Agreement. This Agreement has been duly executed and delivered by the Investor and constitutes the legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms.

          2.2. No Conflict. The execution, delivery and performance by the Investor of this Agreement will not result in the violation by the Investor of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Investor is bound, and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Investor is a party or by which the Investor is bound or to which any of his properties or assets is subject.

          2.3. Governmental Consents. No consent, approval, authorization or other order of any governmental authority or other third party is required to be obtained by the Investor in connection with the authorization, execution, delivery and performance by the Investor of this Agreement.

          2.4.  Investment Representations.

                (a) The Investor hereby represents and warrants to the Company that the Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the Investor certifies that the Investor is (initial all appropriate spaces on the following pages):

                           _____ A bank as defined in Section 3(a)(2) of the Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the Act; an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act") or a business development company as defined in
                                    Section 2(a)(48) of  the Investment  Company
                                    Act;  a  Small  Business  Investment Company
                                    licensed   by   the   U.S.  Small   Business
                                    Administration  under Section 301(c)  or (d)
                                    of  the Small  Business  Investment  Act  of
                                    1958; a plan established and maintained by a
                                    state,  its  political subdivisions  or  any
                                    agency or instrumentality of a state or  its
                                    political  subdivisions for  the benefit  of
                                    its employees, if such plan has total assets
                                    in excess of $5,000,000; an employee benefit
                                    plan within  the  meaning  of  the  Employee
                                    Retirement  Income  Security  Act  of   1974
                                    ("ERISA"), if  the  investment  decision  is
                                    made by  a plan  fiduciary,  as  defined  in
                                    Section  3(21) of  ERISA,  which is either a
                                    bank,    savings   and   loan   association,
                                    insurance company,  or registered investment
                                    advisor, or if the employee benefit plan has
                                    total assets in excess  of $5,000,000 or, if
                                    a   self-directed   plan,  with   investment
                                    decisions made solely by persons that are accredited investors.

                           _____    A private  business  development  company as
                                    defined  in   Section   202(a)(22)  of   the
                                    Investment Advisers Act of 1940.

                           _____ An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

                           _____ A director or executive officer of the Company.

                           _____ A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000.

                          _____ A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

                          _____ A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) (i.e., a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment).

                          _____ An entity in which all of the equity owners are accredited investors. (If this alternative is checked, the undersigned must identify each equity owner and provide statements signed by each demonstrating how each is qualified as an accredited investor.)

                (b) If an individual, the Investor hereby certifies that he or she is not a non-resident alien for purposes of income taxation (as such term is defined in the Internal Revenue Code of 1986, as amended, and Income Tax Regulations). If a foreign individual or entity, the Investor hereby certifies that the Investor is a non-resident alien, foreign corporation, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, and Income Tax Regulations). The Investor hereby agrees that if any of the information in this Section 2.4(b) changes, the Investor will notify the Company within 60 days of any such change. The Investor understands that the information contained in this Section 2.4(b) may be disclosed to the Internal Revenue Service by the Company and that any false statement contained in this
Section 2.4(b) could be punished by fine, imprisonment or both.

                (c) If the Investor is acting as trustee, agent, representative or nominee for a subscriber (a "Beneficial Owner"), the Investor (i) understands and acknowledges that the representations, warranties and agreements made herein are made by the Investor with respect to the Investor and with respect to the Beneficial Owner, (ii) represents and warrants that it has all requisite power and authority from said Beneficial Owner to execute and perform the obligations under this Agreement and (iii) shall indemnify the Company and its officers and agents for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the Beneficial Owner to enter into this Agreement or perform the obligations hereof.

                (d) The Investor will not sell or otherwise transfer the Shares, the Warrants or the Warrant Shares without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that the Investor, without such registration must bear the economic risk of his investment for an indefinite period of time because, among other reasons, the Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under applicable securities laws of such states or an exemption from such registration is available. The Investor understands that, the Company is under no obligation to register the Warrants, the Warrant Shares, or, except as set forth in Section 5.10 below, the Shares, on the Investor's behalf or to assist the Investor in complying with any exemption from such registration under the Securities Act, except that if any sale proposed by the Investor is exempt from registration, the Company will cause its counsel, at the Company's expense, to provide an appropriate opinion to that effect to the Company's transfer agent. It also understands that sales or transfers of the Shares are further restricted by state securities laws. The Investor further understands that the Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

                (e) The Investor acknowledges that in making a decision to subscribe for the Shares, the Investor has relied solely upon independent investigations made by the Investor. The Investor understands the business objectives and policies of, and the strategies which may be pursued by, the Company. The Investor's investment in the Shares, the Warrants and the Warrant Shares is consistent with the investment purposes and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor acknowledges that the Investor is not subscribing pursuant hereto for any Shares, Warrants or Warrant Shares as a result of or subsequent to (i) any advertisement, article, notice or other communications published on-line, in any newspaper, magazine or similar media or broadcast over television or radio, or (ii) any seminar or meeting whose attendees, including the Investor, had been invited as a result of, subsequent to or pursuant to any of the foregoing.

                (f) The Investor has not reproduced, duplicated or delivered this Agreement to any other person, except professional advisors to the Investor or as instructed by the Company.

                (g) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the Shares, the Warrants and the Warrant Shares and is able to bear such risks, and has obtained, in the Investor's judgment, sufficient information from the Company or its authorized representatives to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the Shares, the Warrants and the Warrant Shares and has determined that an investment in the Shares, the Warrants and the Warrant Shares is a suitable investment for the Investor.

                (h) The Investor can afford a complete loss of the investment in the Shares, the Warrants and the Warrant Shares and can afford to hold the investment for an indefinite period of time, and acknowledges that distributions may be paid in cash or in kind.

                (i) The Investor's overall commitment to investments that are not readily marketable is not disproportionate to the Investor's net worth, and the Investor's investment in the Shares, the Warrants and the Warrant Shares will not cause such overall commitment to become excessive.

                (j) The Investor has adequate means of providing for the Investor's current needs and contingencies and has no need for liquidity in its investment in the Shares, the Warrants and the Warrant Shares.

                (k) The Investor is acquiring the Shares, the Warrants and the Warrant Shares subscribed for herein for the Investor's own account, for investment purposes only and not with a view to distribute or resell such Shares, Warrants and Warrant Shares in whole or in part.


                (l)  The Investor agrees and is aware that:

                         (1) the Company has a limited operating history under its current business plan;

                         (2) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

                         (3) there are substantial risks of loss of investment incidental to the purchase; and

                         (4) the Shares, the Warrants and the Warrant Shares cannot be resold readily because the Shares, the Warrants and the Warrant Shares have not been registered by the Securities and Exchange Commission and the Shares cannot be resold without (A) the Company's consent, which may require an effective registration statement, or
                               (B) an opinion of counsel that an exemption of registration is available, and the Investor may have to bear the risk of this investment for an indefinite period of time.

                (m) The Investor and its advisors, if any, have been furnished with, or otherwise obtained, each of the following reports that were filed with the Securities and Exchange Commission, together with the exhibits thereto:

                         (1) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004;

                         (2) any other reports filed with the SEC thereafter, including the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (including the description of the NeoStem, Inc. letter of intent contained therein);

The Investor and its advisors, if any, have been furnished with all such other materials relating to the business, finances and operations of the Company and all materials relating to the offer and sale of the Shares, the Warrants and the Warrant Shares which have been requested by the Investor. The Investor and the Investor's advisors, if any, have been afforded the opportunity to ask questions of the Company and have received complete and satisfactory answers to any such inquiries. The Investor has had access to all additional information necessary to verify the accuracy of the information set forth in this Agreement and any other materials furnished herewith, and has taken all the steps necessary to evaluate the merits and risks of an investment as proposed hereunder. Except as set forth in this Agreement, the Company has made no representation or warranty on which the Investor has relied to enter into this Agreement.

                (n) The Investor does not have a present intention to sell the Shares, the Warrants or the Warrant Shares nor a present arrangement or intention to effect any distribution of any of the Shares, the Warrants or the Warrant Shares to or through any person or entity for purposes of selling, offering, distributing or otherwise disposing of any of the Shares, the Warrants or the Warrant Shares.

                (o)  The Investor  understands  that  the  legend set  forth  in
Section 1.2(b), to the effect that the Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act or applicable state securities laws, shall be placed on the certificates evidencing the Shares, the Warrants and the Warrant Shares and appropriate notations to such effect will be made in the Company's stock and warrant books.

                (p) The Investor understands that the net proceeds to the Company from this subscription will be used by the Company for general operating expenses.

          2.5. Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Investor who is entitled to any fee or commission in connection with the execution of this Agreement.

     3. Indemnification. The Investor agrees to indemnify and hold harmless the Company, and its managers, officers, directors, employees, agents and shareholders, and each other person, if any, who controls or is controlled by, within the meaning of Section 15 of the Securities Act, any thereof, against any and all loss, liability, claim, damage, cost and expense whatsoever (including, but not limited to, legal fees and disbursements and any and all other expenses whatsoever incurred in investigating, preparing for or defending against any litigation, arbitration proceeding, or other action or proceeding, commenced or threatened, or any claim whatsoever) arising out of or in connection with, or based upon or resulting from, (a) any false representation or warranty or breach or failure by the Investor to comply with any covenant or agreement made by the Investor in this Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction or (b) any action for securities law violations instituted by the Investor which is finally resolved by judgment against the Investor.

     4. Power of Attorney. The Investor, as a shareholder of the Company, hereby appoints the Company as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

                (a) any Company certificate, business certificate, fictitious name certificate, amendment thereto, or other instrument or document of any kind necessary or desirable to accomplish the business, purpose and objectives of the Company, or required by any applicable federal, state, or local or foreign law; and

                (b) any and all instruments, certificates and other documents which may be deemed necessary or desirable to effect the winding-up and termination of the Company (including, but not limited to, a notice of dissolution of the Shareholder).

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another shareholder of the Company for the Investor, upon the withdrawal of the Investor from the Company or upon the redemption of all of the Shares, the Warrants or the Warrant Shares owned by the Investor.

      5.  Miscellaneous.

          5.1. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the address of such party set forth below or to such changed address as such party may have fixed by written notice to the other given in accordance with this Section 5.1; provided, however, that any notice of change of address shall be effective only upon receipt:

                     If to the Company:

                     Phase III Medical, Inc.
                     330 South Service Road, Suite 120
                     Melville, NY 11747
                     Attn: Mark Weinreb, President and CEO

                     If to the Investor:

                     the same address as indicated on the signature page hereto.

          5.2. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of the Company and the Investor. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

          5.3. Successors and Assigns. This Agreement shall be binding upon the Investor and such Investor's heirs, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company and its successors and assigns. The Investor shall not assign any of its obligations hereunder without the prior written consent of the Company.

          5.4. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without regard to its choice of law provisions.

          5.5. Jurisdiction. The Investor hereby irrevocably agrees that any suit, action or proceeding with respect to this Agreement and any or all transactions relating hereto and thereto may be brought in U.S. federal and state courts in the State of New York. The Investor hereby irrevocably submits to the jurisdiction of such courts with respect to any such suit, action or proceeding and agrees and consents that service of process as provided by U.S. federal and New York law may be made upon the Investor in any such suit, action or proceeding brought in any of said courts, and may not claim that any such suit, action or proceeding has been brought in an inconvenient forum. The Investor hereby further irrevocably consents to the service of process out of any of the aforesaid courts, in any such suit, action or proceeding, by the mailing of copies thereof, by certified or registered mail, return receipt requested, addressed to the Investor at the address of the Investor then appearing on the records of the Company. Nothing contained herein shall affect the right of the Company to commence any action, suit or proceeding or otherwise to proceed against the Investor in any other jurisdiction or to serve process upon the Investor in any manner permitted by any applicable law in any relevant jurisdiction.

          5.6. Additional Information and Subsequent Changes to Representations.

                (a) The Company may request from time to time such information as it may deem necessary to determine the eligibility of the Investor to hold Stock or to enable the Company's compliance with applicable regulatory requirements or tax status, and the Investor shall provide such information as may reasonably be requested.

                (b) The Investor agrees to notify the Company promptly if there is any change with respect to any of the information or representations given or made by the Company pursuant to this Agreement and to provide the Company with such further information as the Company may reasonably require. In addition, the Investor agrees that at any time in the future at which the Investor may acquire additional shares of Common Stock, the Investor shall be deemed to have reaffirmed, as of the date of such acquisition of additional shares of Common Stock, each and every representation made by the Investor in this Agreement, except to the extent modified in writing by the Investor and consented to by the Company.

          5.7. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

          5.8. Headings. The headings of the sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

          5.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto to the same extent as if delivered personally.

          5.10 Lock-Up. Investor hereby agrees that during the period (the "Lock-Up Period") beginning on the date hereof and continuing to and including the date that is one year from the date hereof, without the prior written consent of the Company, Investor will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Shares (whether any such transaction is to be settled by delivery of common shares, other securities, cash or other consideration) or otherwise dispose (or publicly announce the undersigned's intention to do any of the foregoing) of, directly or indirectly, any Shares. Seller further agrees that beginning on the date that is one year from the date hereof and continuing to and including the date that is two years from the date hereof, Investor will not so transfer Shares except in compliance with the "Amount of Sales" provisions contained in Rule 144(e) under the Securities Act.

          5.11 Piggy-back Registration Rights. If the Company at any time prior to the December 31, 2006 proposes to file a registration statement with respect to any of its equity securities, whether for its own account (other than a registration statement on Form S-4 or S-8 (or any successor or substantially similar form), or in connection with (A) an employee stock option, stock purchase or compensation plan or securities issued or issuable pursuant to any such plan, or (B) a dividend reinvestment plan) (any of the foregoing, a "Company Registration"), or for the account of any holder of securities of the Company pursuant to demand registration rights granted by the Company, to the extent not prohibited by the terms of such demand registration rights (a "Requesting Securityholder" and, such registration, a "Requesting Securityholder Registration"), then the Company shall in each case give written notice of such proposed filing to the Investor at least 20 days before the anticipated filing date of any such registration statement by the Company. Such notice shall offer to the Investor the opportunity to have any or all of the Shares included in such registration statement and shall include the number of shares proposed to be registered, the proposed filing date, the intended method of distribution of such shares and the proposed managing underwriter, if any. If the Investor desires to have its Shares registered under this Section 5.11, the Investor shall so advise the Company in writing within 10 days after the date of receipt of such notice (which request shall set forth the amount of Shares and for which registration is requested), and the Company shall include in such registration statement all such Shares so requested to be included therein. If the registration statement relates to an underwritten offering, such Shares shall be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. The Investor shall have the right to withdraw a request to include its Shares in any public offering pursuant to this Section 5.11 by giving written notice to the Company of its election to withdraw such request at least 10 business days prior to the proposed effective date of such registration statement. Notwithstanding the foregoing, if the managing or lead underwriter or underwriters of any such proposed underwritten offering advise the Company in writing that the total number of securities which the Investor, the Company and any other persons or entities intended to be included in such proposed underwritten offering exceeds the number that can be sold in such offering within a price range acceptable to the Company (in the case of a Company Registration) or to the Requesting Securityholder (in the case of a Requesting Securityholder Registration), then the amount or kind of securities offered for the account of the Investor shall be reduced or eliminated in accordance with such managing underwriter's recommendation.





                            [Signature Pages Follow]

                  SIGNATURE PAGE FOR A NON-INDIVIDUAL INVESTOR

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above under penalties of perjury.


                                COMPANY:

                                PHASE III MEDICAL, INC.

                                By:  /s/ Mark Weinreb
                                     -------------------------------------------
                                Name:  Mark Weinreb
                                     -------------------------------------------
                                Title:  President
                                      ------------------------------------------

                                INVESTOR:
                                Caribbean Stem Cell Group Inc.
                                (Print Name of Investor)

                                By:  /s/ Armando Munoz
                                   ---------------------------------------------
                                Name:  Dr. Armando Munoz
                                     -------------------------------------------
                                Title:  President
                                      ------------------------------------------

                                Address:
                                        ----------------------------------------

                                        ----------------------------------------

                                Tax I.D. Number: ________________
                                (if pending, please so indicate)

                                Number of Shares of Common Stock: 6,250,000

                                Purchase Price per Share: $0.08

                                Aggregate Purchase Price: $500,000

                                Warrant to Purchase: 4,166,666 Shares of Common Stock through December 28, 2005 at an Exercise Price Per Share of: $0.12

                                Warrant to Purchase: 3,125,000 Shares of Common Stock through January 31, 2006 at an Exercise Price Per Share of: $0.16